FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐ _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information contained in this Form 6-K

We, Crow Technologies 1977 Ltd. (the “Company”) would like to announce that on November 20, 2005 we held our Annual General Meeting, on which the following resolutions were approved and adopted:

1.	To renew the current Board of Directors members’ services (Mr. Uri Bar-Ner and Mr. Alex Verber will maintain their position as independent director pursuant to the law).

2.	To renew the appointment of the accounting firm of Kost Forer Gabbay & Kasierer as the independent auditors of the Company for the year 2004 and 2005 and thereafter until the next Annual General Meeting of the Company, and to ratify their fees, as determined by the Board of Directors.

3.	Further to the resolution of the Audit Committee and the Board of Directors of the Company, to approve an employment and vehicle agreement between Crow Electronic Engineering Ltd. (“Crow”) and Mr. Shmuel Melman, as Crow’s Chief Executive Officer.

4.	Further to the resolution of the Audit Committee and the Board of Directors of the Company, to approve an employment agreement between Crow and Mrs. Monique Bennoun – Melman.

5.	Further to the resolution of the Audit Committee and the Board of Directors of the Company, to approve a consulting agreement between the Company and a company under the control of Mr. Abraham Silver.

6.	Further to the resolution of the Audit Committee and the Board of Directors of the Company, to approve the procurement of directors and officers liability insurance policies, for five periods of one year each, commencing as of October 2002 and until October 2007 in the annual amount not exceeding US$12,000,000 per case and term and premium not exceeding US$150,000 per annum and to determine that such policies are an “umbrella arrangement” as defined under the Companies Regulations (Concessions in Interested Parties Transactions) 2000.

7.	Further to the resolution of the Audit Committee and the Board of Directors of the Company, to approve the non-exercise by Crow of an option to sell to Mr. Shmuel Melman the wireless ASIC inventory of Crow.

Resolutions concerning an increase in the share capital of the Company and split therein as well as the corresponding changes in the memorandum of association and articles of association of the Company concerning same, all as described in the notice of annual general meeting of the shareholders of the Company as was previously published, were not adopted by the General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2005	Crow Technologies 1977 Ltd. BY: /S/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer